EXHIBIT 99.4

INDIAN RIVER POWER LLC

FINANCIAL STATEMENTS

At December 31, 2003, December 6, 2003 and

December 31, 2002, and for the Period from
December 6, 2003 to December 31, 2003, the Period
from January 1, 2003 to December 5, 2003 and for
the Years Ended December 31, 2002 and 2001

INDIAN RIVER POWER LLC

INDEX

Page(s)

Reports of Independent Auditors	2-3
Financial Statements
Balance Sheets at December 31, 2003, December 6, 2003 and December 31, 2002	4
Statements of Operations for the period from December 6, 2003 to December 31, 2003, the period from January 1, 2003 to December 5, 2003 and for the years ended December 31, 2002 and 2001	5
Statements of Member’s Equity for the period from December 6, 2003 to December 31, 2003, the period from January 1, 2003 to December 5, 2003 and for the years ended December 31, 2002 and 2001	6
Statements of Cash Flows for the period from December 6, 2003 to December 31, 2003, the period from January 1, 2003 to December 5, 2003 and for the years ended December 31, 2002 and 2001	7
Notes to Financial Statements	8-22

REPORT OF INDEPENDENT AUDITORS

To the Member of

Indian River Power LLC

      In our opinion, the accompanying balance sheet and the related statements of operations, of member’s equity, and of cash flows present fairly, in all material respects, the financial position of Indian River Power LLC (“Predecessor Company”) at December 31, 2002, and the results of its operations and its cash flows for the period from January 1, 2003 to December 5, 2003 and for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 1 to the financial statements, the Company’s ultimate parent, NRG Energy, Inc., filed a petition on May 14, 2003, with the United States Bankruptcy Court for the Southern District of New York for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. NRG Energy, Inc.’s Plan of Reorganization was substantially consummated on December 5, 2003, and Reorganized NRG emerged from bankruptcy. The impact of NRG Energy, Inc.’s emergence from bankruptcy and fresh start accounting was applied to the Company on December 5, 2003 under push down accounting methodology.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Minneapolis, Minnesota

March 10, 2004

REPORT OF INDEPENDENT AUDITORS

To the Member of

Indian River Power LLC

      In our opinion, the accompanying balance sheets and the related statements of operations, of member’s equity, and of cash flows present fairly, in all material respects, the financial position of Indian River Power LLC (“Reorganized Company”) at December 31, 2003 and December 6, 2003, and the results of its operations and its cash flows for the period from December 6, 2003 to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 1 to the financial statements, the United States Bankruptcy Court for the Southern District of New York confirmed the NRG Energy, Inc., the Company’s ultimate parent, Plan of Reorganization on November 24, 2003. The NRG Energy, Inc. Plan of Reorganization was substantially consummated on December 5, 2003, and NRG Energy, Inc. emerged from bankruptcy. The impact of NRG Energy, Inc.’s emergence from bankruptcy and fresh start accounting was applied to the Company on December 5, 2003 under push down accounting methodology.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Minneapolis, Minnesota

March 10, 2004

INDIAN RIVER POWER LLC

BALANCE SHEETS

			Predecessor
	Reorganized Company		Company

	December 31,	December 6,	December 31,
	2003	2003	2002

	(In thousands of dollars)
ASSETS
Current assets
Accounts receivable	$—	$—	$10,550
Accounts receivable — affiliates	—	3,736	—
Inventory	13,702	11,400	20,474
Prepayments and other current assets	1,171	1,364	8,883
Current deferred income tax	—	—	117

Total current assets	14,873	16,500	40,024
Property, plant and equipment, net of accumulated depreciation of $1,080, $0 and $34,445, respectively	395,021	395,000	663,281
Debt issuance costs, net of accumulated amortization of $0, $0 and $2,005, respectively	—	—	4,676
Intangible assets	57,531	57,531	—
Other assets	6,668	6,663	—

Total assets	$474,093	$475,694	$707,981

LIABILITIES AND MEMBER’S EQUITY
Current liabilities
Current portion of long-term debt	$—	$310,986	$312,993
Bank overdraft	—	—	1,028
Accounts payable — trade	3	3	—
Accounts payable — affiliates	59,734	—	14,901
Accrued interest	—	2,497	40
Accrued expenses	142	136	1,721
Current deferred income tax	44	44	—
Other current liabilities	40	—	141

Total current liabilities	59,963	313,666	330,824
Deferred income tax	15,144	16,222	98,995
Other long-term obligations	4,256	4,232	82

Total liabilities	79,363	334,120	429,901

Commitments and contingencies
Member’s equity	394,730	141,574	278,080

Total liabilities and member’s equity	$474,093	$475,694	$707,981

The accompanying notes are an integral part of these financial statements.

INDIAN RIVER POWER LLC

STATEMENTS OF OPERATIONS

	Reorganized
	Company	Predecessor Company

	For the	For the
	Period from	Period from
	December 6,	January 1,	For the Years Ended
	2003 to	2003 to	December 31,
	December 31,	December 5,
	2003	2003	2002	2001

	(In thousands of dollars)
Revenues	$4,925	$136,361	$200,170	$102,946
Operating costs	4,882	90,717	76,265	30,043
Depreciation	1,080	22,972	23,097	11,734
General and administrative expenses	942	1,872	2,242	1,127

(Loss) income from operations	(1,979)	20,800	98,566	60,042
Interest expense	(667)	(14,303)	(10,830)	(6,522)
Other income, net	6	143	90	—

(Loss) income before income taxes	(2,640)	6,640	87,826	53,520
Income tax (benefit) expense	(1,078)	2,712	34,926	21,863

Net (loss) income	$(1,562)	$3,928	$52,900	$31,657

The accompanying notes are an integral part of these financial statements.

INDIAN RIVER POWER LLC

STATEMENTS OF MEMBER’S EQUITY

	Member		Member	Accumulated	Total
			Contributions/	Net Income	Member’s
	Units	Amount	Distributions	(Loss)	Equity

	(In thousands of dollars)
Balances at December 31, 2000
(Predecessor Company)	—	$—	$—	$—	$—
Contribution from member	1,000	1	192,300	—	192,301
Net income	—	—	—	31,657	31,657

Balances at December 31, 2001
(Predecessor Company)	1,000	1	192,300	31,657	223,958
Contribution from member	—	—	1,222	—	1,222
Net income	—	—	—	52,900	52,900

Balances at December 31, 2002
(Predecessor Company)	1,000	1	193,522	84,557	278,080
Net income	—	—	—	3,928	3,928
Distribution to member	—	—	(16,971)	—	(16,971)
Balances at December 5, 2003
(Predecessor Company)	1,000	1	176,551	88,485	265,037

Push down accounting adjustment	—	—	(34,978)	(88,485)	(123,463)
Balances at December 6, 2003
(Reorganized Company)	1,000	1	141,573	—	141,574

Contribution from member	—	—	254,718	—	254,718
Net loss	—	—	—	(1,562)	(1,562)

Balances at December 31, 2003
(Reorganized Company)	1,000	$1	$396,291	$(1,562)	$394,730

The accompanying notes are an integral part of these financial statements.

INDIAN RIVER POWER LLC

STATEMENTS OF CASH FLOWS

	Reorganized
	Company	Predecessor Company

	For the	For the
	Period from	Period from
	December 6,	January 1,	For the Years Ended
	2003 to	2003 to	December 31,
	December 31,	December 5,
	2003	2003	2002	2001

	(In thousands of dollars)
Cash flows from operating activities
Net (loss) income	$(1,562)	$3,928	$52,900	$31,657
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation	1,080	22,972	23,097	11,734
Amortization of debt issuance costs	—	1,243	1,815	190
Amortization of out-of-market contracts	—	—	(89,251)	(54,963)
Deferred income taxes	(1,078)	2,712	34,926	17,985
Current tax expense — noncash contribution from member	—	—	—	3,878
Changes in assets and liabilities
Accounts receivable	—	10,550	(1,977)	(8,573)
Accounts receivable — affiliates	3,736	(3,736)	—	—
Inventory	(2,302)	7,099	3,082	(5,158)
Prepayments and other current assets	193	7,519	(7,965)	(918)
Other assets	(5)	(6,663)	—	—
Accounts payable — trade	—	3	—	—
Accounts payable — affiliates	59,734	(14,901)	(873)	17,516
Accrued interest	(2,497)	2,457	(1,966)	2,007
Changes in other assets and liabilities	70	(1,222)	(6,771)	1,770

Net cash provided by operating activities	57,369	31,961	7,017	17,125

Cash flows from investing activities
Acquisition, net of liabilities assumed	—	—	—	(514,163)
Capital expenditures	(1,101)	(11,955)	(4,917)	(10,704)

Net cash used in investing activities	(1,101)	(11,955)	(4,917)	(524,867)

Cash flows from financing activities
Bank overdraft	—	(1,028)	1,028	—
Debt issuance costs	—	—	—	(1,901)
Payments on debt	(310,986)	(2,007)	(4,350)	—
Proceeds from debt issuance	—	—	—	317,343
Contribution from member	254,718	—	1,222	192,300
Distribution to member	—	(16,971)	—	—

Net cash (used in) provided by financing activities	(56,268)	(20,006)	(2,100)	507,742

Net change in cash and cash equivalents	—	—	—	—
Cash and cash equivalents
Beginning of period	—	—	—	—

End of period	$—	$—	$—	$—

Supplemental disclosures of cash flow information
Cash paid for interest	$3,132	$10,603	$14,375	$6,857
Noncash contribution for current tax expense from member	—	—	—	3,878
Detail of assets acquired
Current assets	$—	$—	$—	$18,398
Fair value of noncurrent assets	—	—	—	689,014
Liabilities assumed	—	—	—	(193,249)

Cash paid	$—	$—	$—	$514,163

The accompanying notes are an integral part of these financial statements.

INDIAN RIVER POWER LLC

NOTES TO FINANCIAL STATEMENTS

1.     Organization

      Indian River Power LLC (the “Company”) is an indirect wholly owned subsidiary of NRG Energy, Inc. (“NRG Energy”). NRG Mid Atlantic Generating LLC (“Mid Atlantic Gen”) owns 100% of the Company. Mid Atlantic Gen’s members are Mid Atlantic Generation Holding LLC and NRG Mid Atlantic LLC, both of which are wholly owned subsidiaries of NRG Energy and each of which owns a 50% interest in Mid Atlantic Gen.

     Recent Developments

      On May 14, 2003, NRG Energy and 25 of its direct and indirect wholly owned subsidiaries commenced voluntary petitions under Chapter 11 of the bankruptcy code in the United States Bankruptcy Court for the Southern District of New York. During the bankruptcy proceedings, NRG Energy continued to conduct business and manage the companies as debtors in possession pursuant to sections 1107(a) and 1108 of the bankruptcy code. The Company was not part of these Chapter 11 cases or any of the subsequent bankruptcy filings. On November 24, 2003, the bankruptcy court entered an order confirming NRG Energy’s Plan of Reorganization and the plan became effective on December 5, 2003. In connection with NRG Energy’s emergence from bankruptcy, NRG Energy adopted fresh start accounting in accordance with AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”) on December 5, 2003. NRG Energy’s fresh start accounting was applied to the Company on a push down accounting basis with the financial statement impact recorded as an adjustment to the December 6, 2003, member’s equity in the amount of $123.5 million.

     NRG Energy’s Plan of Reorganization

      NRG Energy’s Plan of Reorganization is the result of several months of intense negotiations among NRG Energy, Xcel Energy, Inc. (“Xcel Energy”) and the two principal committees representing NRG Energy creditor groups, referred to as the Global Steering Committee and the Noteholder Committee. A principal component of NRG Energy’s Plan of Reorganization is a settlement with Xcel Energy in which Xcel Energy agreed to make a contribution consisting of cash (and, under certain circumstances, its stock) in the aggregate amount of up to $640 million to be paid in three separate installments following the effective date of NRG Energy’s Plan of Reorganization. The Xcel Energy settlement agreement resolves any and all claims existing between Xcel Energy and NRG Energy and/or its creditors and, in exchange for the Xcel Energy contribution, Xcel Energy is receiving a complete release of claims from NRG Energy and its creditors, except for a limited number of creditors who have preserved their claims as set forth in the confirmation order entered on November 24, 2003.

2.	Summary of Significant Accounting Policies

NRG Energy Fresh Start Reporting/ Push Down Accounting

      In accordance with SOP 90-7, certain companies qualify for fresh start (“Fresh Start”) reporting in connection with their emergence from bankruptcy. Fresh Start reporting is appropriate on the emergence from Chapter 11 if the reorganization value of the assets of the emerging entity immediately before the date of confirmation is less than the total of all post-petition liabilities and allowed claims, and if the holders of existing voting shares immediately before confirmation receive less than 50% of the voting shares of the emerging entity. NRG Energy met these requirements and adopted Fresh Start reporting and applied push down accounting to its various subsidiary operations including the Company. Under push down accounting, the Company’s equity fair value was allocated to the Company’s assets and liabilities based on their estimated fair values as of December 5, 2003, as further described in Note 3.

INDIAN RIVER POWER LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Under the requirements of Fresh Start, NRG Energy adjusted its assets and liabilities, other than deferred income taxes, to their estimated fair values as of December 5, 2003. As a result of marking the assets and liabilities to their estimated fair values, NRG Energy determined that there was a negative reorganization value that was reallocated back to the tangible and intangible assets. Deferred taxes were determined in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. The net effect of all Fresh Start adjustments resulted in a gain of $3.9 billion, which is reflected in NRG Energy’s Predecessor Company results for the period from January 1, 2003 to December 5, 2003. The application of the Fresh Start provisions of SOP 90-7 created a new reporting entity having no retained earnings or accumulated deficit.

      As part of the bankruptcy process, NRG Energy engaged an independent financial advisor to assist in the determination of its reorganized enterprise value. The fair value calculation was based on management’s forecast of expected cash flows from its core assets. Management’s forecast incorporated forward commodity market prices obtained from a third party consulting firm. A discounted cash flow calculation was used to develop the enterprise value of Reorganized NRG, determined in part by calculating the weighted average cost of capital of the Reorganized NRG. The Discounted Cash Flow, (“DCF,”) valuation methodology equates the value of an asset or business to the present value of expected future economic benefits to be generated by that asset or business. The DCF methodology is a “forward looking” approach that discounts expected future economic benefits by a theoretical or observed discount rate. The independent financial advisor prepared a 30-year cash flow forecast using a discount rate of approximately 11%. The resulting reorganization enterprise value as included in the Disclosure Statement ranged from $5.5 billion to $5.7 billion. The independent financial advisor then subtracted NRG Energy’s project level debt and made several other adjustments to reflect the values of assets held for sale, excess cash and collateral requirements to estimate a range of Reorganized NRG equity value of between $2.2 billion and $2.6 billion.

      In constructing the Fresh Start balance sheet upon emergence from bankruptcy, NRG Energy used a reorganization equity value of approximately $2.4 billion, as NRG Energy believed this value to be the best indication of the value of the ownership distributed to the new equity owners. NRG Energy’s Plan of Reorganization provided for the issuance of 100,000,000 shares of NRG Energy common stock to the various creditors resulting in a calculated price per share of $24.04. The reorganization value of approximately $9.1 billion was determined by adding the reorganized equity value of $2.4 billion, $3.7 billion of interest bearing debt and other liabilities of $3.0 billion. The reorganization value represents the fair value of an entity before liabilities and approximates the amount a willing buyer would pay for the assets of the entity immediately after restructuring. This value is consistent with the voting creditors and Court’s approval of NRG Energy’s Plan of Reorganization.

      The application of SOP 90-7 and push down accounting resulted in the creation of a new reporting entity for the Company. Consequently, the financial statements of the Reorganized Company and the Predecessor Company are separated by a black line to distinguish that the assets, liabilities and member’s equity as well as the results of operations are not comparable between periods. Under the requirements of push down accounting, the Company has adjusted its assets and liabilities to their estimated fair values as of December 5, 2003. The impact of pushdown accounting resulted in the reduction of member’s equity for the Company in the amount of $123.5 million.

INDIAN RIVER POWER LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

      For financial reporting purposes, close of business on December 5, 2003, represents the date of NRG Energy’s emergence from bankruptcy. As used herein, the following terms refer to the Company and its operations:

“Predecessor Company”	The Company, prior to push down accounting
The Company’s operations, January 1, 2001 - December 31, 2001
The Company’s operations, January 1, 2002 - December 31, 2002
The Company’s operations, January 1, 2003 - December 5, 2003

“Reorganized Company”	The Company, post push down accounting The Company’s operations, December 6, 2003 - December 31, 2003

      The bankruptcy court in its confirmation order approved NRG Energy’s Plan of Reorganization on November 24, 2003. Under the requirements of SOP 90-7, the Fresh Start date is determined to be the confirmation date unless significant uncertainties exist regarding the effectiveness of the bankruptcy order. NRG Energy’s Plan of Reorganization required completion of the Xcel Energy settlement agreement prior to emergence from bankruptcy. Management believes this settlement agreement was a significant contingency and thus delayed the Fresh Start date until the Xcel Energy settlement agreement was finalized on December 5, 2003.

     Inventory

      Inventory consists of fuel oil, spare parts and coal and is valued at the lower of weighted average cost or market.

     Property, Plant and Equipment

      The Company’s property, plant and equipment are stated at cost; however, impairment adjustments are recorded whenever events or changes in circumstances indicate carrying values may not be recoverable. At December 5, 2003, the Company recorded adjustments to the property, plant and equipment to reflect such items at fair value in accordance with push down accounting. A new cost basis was established with these adjustments. Significant additions or improvements extending asset lives are capitalized, while repairs and maintenance that do not improve or extend the life of the respective asset, are charged to expense as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The assets and related accumulated depreciation amounts are adjusted for asset retirements and disposals, with the resulting gain or loss included in operations.

     Asset Impairment

      Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate carrying values may not be recoverable. Such reviews are performed in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. An impairment loss is recognized if the total future estimated undiscounted cash flows expected from an asset are less than its carrying value. An impairment charge is measured by the difference between an asset’s carrying amount and fair value. Fair values are determined by a variety of valuation methods, including appraisals, sales prices of similar assets and present value techniques.

     Debt Issuance Costs

      Debt issuance costs consist of legal and other costs incurred to obtain debt financing. These costs, which were written off as part of pushdown accounting (see Note 3), were being amortized as interest expense on a basis which approximates the effective interest method over the terms of the related debt.

INDIAN RIVER POWER LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

     Intangible Assets

      Intangible assets represent contractual rights held by the Company. Intangible assets are amortized over their economic useful life and reviewed for impairment on a periodic basis. Nonamortized intangible assets, including goodwill, are tested for impairment annually and on an interim basis if an event or circumstance occurs between annual tests that might reduce the fair value of that asset.

      Intangible assets consists of the fair value of emission allowances. Emission allowance related amounts will be amortized as additional fuel expense based upon the actual level of emissions from the respective plant through 2023.

      Effective January 1, 2002, the Company implemented SFAS No. 142, Goodwill and Other Intangible Assets. Pursuant to SFAS No. 142, goodwill is not amortized but is subject to periodic testing. At December 31, 2003, December 6, 2003 and December 31, 2002, the Company had no goodwill recorded in the financial statements.

     Fair Value of Financial Instruments

      The carrying amount of accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments. The carrying amount of long-term debt approximates fair value due to the variable rate of interest associated with the long-term debt.

     Income Taxes

      The Company has been organized as a limited liability company. Therefore, federal and state income taxes are assessed at the member level. However, a provision for separate company federal and state income taxes has been reflected in the accompanying financial statements (see Note 14 — Income Taxes). As a result of the Company being included in the NRG Energy consolidated tax return and tax payments, federal and state taxes payable amounts resulting from the tax provision are reflected as a contribution by member in the statement of member’s equity and balance sheet.

      Deferred income taxes are recognized for the tax consequences in future years of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities. A valuation allowance is recorded to reduce deferred tax assets to the amount more likely than not to be realized.

     Comprehensive Income

      For all periods, net income is equal to comprehensive income as there were no additional items impacting comprehensive income for each of the periods presented.

     Revenue Recognition

      Revenues are recorded based on capacity provided and electrical output delivered at the lesser of amounts billable under the power purchase agreements, or the average estimated contract rates over the initial term of the contracts.

      In certain markets which are operated/controlled by an independent system operator (“ISO”) and in which the Company has entered into a netting agreement with the ISO, which results in the Company receiving a netted invoice, the Company records purchased energy as an offset against revenues received upon the sale of such energy. Disputed revenues are not recorded in the financial statements until disputes are resolved and collection is assured.

INDIAN RIVER POWER LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

     Power Marketing Activities

      The Company has entered into an agency agreement with a marketing affiliate for the sale of energy, capacity and ancillary services produced and for the procurement and management of fuel and emissions credit allowances, which enables the affiliate to engage in forward sales and economic hedges to manage the Company’s electricity price exposure. Net gains or losses on hedges by the affiliate, which are physically settled, are recognized in the same manner as the hedged item. The Company receives the net transaction price on all contracts that are physically settled by its marketing affiliate.

     Concentrations of Credit Risk

      Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of accounts receivable and investments in debt securities. Accounts receivable and derivative instruments are concentrated within entities engaged in the energy industry. These industry concentrations may impact the Company’s overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic, industry or other conditions. Receivables are generally not collateralized; however, the Company believes the credit risk posed by industry concentration is offset by the diversification and credit worthiness of its customer base.

     Use of Estimates in Financial Statements

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

      In recording transactions and balances resulting from business operations, the Company uses estimates based on the best information available. Estimates are used for such items as plant depreciable lives, uncollectible accounts and the valuation of long-term energy commodities contracts, among others. In addition, estimates are used to test long-lived assets for impairment and to determine fair value of impaired assets. As better information becomes available (or actual amounts are determinable), the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

3.	Emergence from Bankruptcy and Fresh Start Reporting

      In accordance with the requirements of pushdown accounting, the Company’s fair value of $141.6 million was allocated to the Company’s assets and liabilities based on their individual estimated fair values. A third party was used to complete an independent appraisal of the Company’s tangible assets, intangible assets and contracts.

      The determination of the fair value of the Company’s assets and liabilities was based on a number of estimates and assumptions, which are inherently subject to significant uncertainties and contingencies.

      Due to the adoption of push down accounting as of December 5, 2003, the Reorganized Company’s balance sheets, statements of operations and cash flows have not been prepared on a consistent basis with the Predecessor Company’s financial statements and are not comparable in certain respects to the financial statements prior to the application of push down accounting. A black line has been drawn on the accompanying financial statements to separate and distinguish between the Reorganized Company and the

INDIAN RIVER POWER LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

Predecessor Company. The effects of the push down accounting adjustments on the Company’s balance sheet as of December 5, 2003, were as follows:

	Predecessor			Reorganized
	Company			Company

	December 5,	Push Down		December 6,
	2003	Adjustments		2003

	(In thousands of dollars)
ASSETS
Current assets
Accounts receivable — affiliates	$3,736	$—		$3,736
Inventory	13,375	(1,975	)(A)	11,400
Prepayments and other current assets	1,364	—		1,364

Total current assets	18,475	(1,975)		16,500
Property, plant and equipment, net	653,794	(258,794	)(B)	395,000
Debt issuance costs, net	3,433	(3,433	)(C)	—
Intangible assets	—	57,531	(D)	57,531
Other assets	6,663	—		6,663

Total assets	$682,365	$(206,671)		$475,694

LIABILITIES AND MEMBER’S EQUITY
Current liabilities
Current portion of long-term debt	$310,986	$—		$310,986
Accounts payable — trade	3	—		3
Accrued interest	2,497	—		2,497
Accrued expenses	136	—		136
Current deferred income tax	—	44	(E)	44

Total current liabilities	313,622	44		313,666
Deferred income tax	101,707	(85,485	)(E)	16,222
Other long-term obligations	1,999	2,233	(F)	4,232

Total liabilities	417,328	(83,208)		334,120

Member’s equity
Member’s contributions	176,552	(34,978)		141,574
Accumulated net income	88,485	(88,485)		—

Total member’s equity	265,037	(123,463	)(G)	141,574

Total liabilities and member’s equity	$682,365	$(206,671)		$475,694

(A)	Accounting policy change upon adoption of push down accounting. Consumables are no longer included as inventory and are expensed as incurred. Capital spare parts were reclassified from inventory to property, plant and equipment.

(B)	Result of allocating the Company’s equity value in conformity with the purchase method of accounting for business combinations. These allocations were based on valuations obtained from independent appraisers.

(C)	Revaluation of debt to fair value.

INDIAN RIVER POWER LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

(D)	Reflects management’s estimate, with the assistance of independent appraisers, of the fair value of SO2 emission credits.

(E)	Reflects the adjustment to deferred income tax assets and liabilities due to push down accounting.

(F)	The Asset Retirement Obligation (“ARO”) was revalued as part of push down accounting.

(G)	The change in member’s equity reflects the fair value adjustment resulting form NRG Energy’s Fresh Start accounting procedures.

4.	Inventory

      Inventory, which is valued at the lower of weighted average cost or market, consists of:

			Predecessor
	Reorganized Company		Company

	December 31,	December 6,	December 31,
	2003	2003	2002

	(In thousands of dollars)
Fuel oil	$378	$415	$307
Spare parts	3,557	3,610	5,527
Coal	9,767	7,375	14,640

Total inventory	$13,702	$11,400	$20,474

5.	Property, Plant and Equipment

      The major classes of property, plant and equipment were as follows:

				Predecessor
	Average	Reorganized Company		Company
	Remaining
	Useful	December 31,	December 6,	December 31,	Depreciable
	Life	2003	2003	2002	Lives

	(In thousands of dollars)
Facilities and equipment	23 years	$380,127	$380,127	$690,891	5-27 years
Land and improvements		5,696	5,696	4,474
Office furnishings and equipment	4 years	203	203	647	4-5 years
Construction in progress		10,075	8,974	1,714

Total property, plant and equipment		396,101	395,000	697,726
Accumulated depreciation		(1,080)	—	(34,445)

Property, plant and equipment, net		$395,021	$395,000	$663,281

6.	Asset Retirement Obligation

      Effective January 1, 2003, the Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred. Upon initial recognition of a liability for an asset retirement obligation, an entity shall capitalize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Retirement obligations associated with long-lived assets included within the scope of SFAS No. 143 are those for which a

INDIAN RIVER POWER LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

legal obligation exists under enacted laws, statutes and written or oral contracts, including obligations arising under the doctrine of promissory estoppel.

      The Company identified an asset retirement obligation for future environmental obligations related to ash disposal site closure. The adoption of SFAS No. 143 resulted in recording a $1.4 million increase to property, plant and equipment and a $1.7 million increase to other long-term obligations. The cumulative effect of adopting SFAS No. 143 was recorded as a $0.2 million increase to depreciation expense and a $0.3 million increase to operating costs in the period from January 1, 2003 to December 5, 2003, as the Company considered the cumulative effect to be immaterial.

      The following represents the balances of the asset retirement obligation at January 1, 2003, and the additions and accretion of the asset retirement obligation for the period from January 1, 2003 to December 5, 2003 and the period from December 6, 2003 to December 31, 2003. As a result of applying push down accounting, the Company revalued its asset retirement obligations on December 6, 2003. The Company recorded an additional asset retirement obligation of $2.2 million in connection with push down accounting. This amount results from a change in the discount rate used between the date of adoption and December 5, 2003, equal to 500 to 600 basis points.

	Predecessor Company

		Accretion
	Beginning	for Period	Adjustment	Ending
	Balance	Ended	for Fresh	Balance
	January 1,	December 5,	Start	December 5,
	2003	2003	Reporting	2003

	(In thousands of dollars)
Landfill closure obligation	$1,732	$233	$2,233	$4,198

	Reorganized Company

		Accretion for
	Beginning	Period	Ending
	Balance	December 6 to	Balance
	December 6,	December 31,	December 31,
	2003	2003	2003

	(In thousands of dollars)
Landfill closure obligation	$4,198	$24	$4,222

      The following represents the pro forma effect on the Company’s net income for the period from January 1, 2003 to December 5, 2003, and for the years ended December 31, 2002 and 2001, as if the Company had adopted SFAS No. 143 as of January 1, 2001:

	Predecessor Company

	For the
	Period from
	January 1,	For the Years Ended
	2003 to	December 31,
	December 5,
	2003	2002	2001

	(In thousands of dollars)
Net income as reported	$3,928	$52,900	$31,657
Pro forma adjustment to reflect retroactive adoption of SFAS No. 143	101	(196)	(93)

Pro forma net income	$4,029	$52,704	$31,564

      On a pro forma basis, an asset retirement obligation of $1.5 million and $1.7 million would have been recorded as other noncurrent liabilities as of January 1, 2002 and December 31, 2002, respectively, based on

INDIAN RIVER POWER LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

similar assumptions used to determine the amounts on the balance sheets at December 6, 2003 and December 31, 2003.

7.	Intangible Assets

      The Company had intangible assets with a net carrying value of $57.5 million at December 6, 2003 and December 31, 2003, respectively. No intangible assets were recorded as of December 31, 2002. The intangible assets consisting of emission allowances will be amortized as additional fuel expense based upon the actual usage of the credits during any reporting period from the plant facilities through 2023. The annual amortization expense for each of the five succeeding years is expected to approximate $3.4 million each year. Intangible assets consisted of the following:

	Reorganized Company

	December 31, 2003		December 6, 2003

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

	(In thousands of dollars)
Intangible assets
Emission allowances	$57,531	$—	$57,531	$—

Total intangible assets	$57,531	$—	$57,531	$—

      No amortization was recorded during the period from December 6, 2003 to December 31, 2003, as this balance includes only emission allowances for 2004 and beyond. All emission allowances for 2003 were used prior to December 5, 2003.

8.	Long-Term Debt

      On June 22, 2001, Mid Atlantic Gen borrowed approximately $420.9 million under a five-year term loan agreement (the “Agreement”) to finance, in part, the acquisition of certain generating facilities from Conectiv. Mid Atlantic Gen loaned the proceeds from the debt to its subsidiaries. The amount loaned by Mid Atlantic Gen to the Company was $317.3 million. As a result of cross-default provisions of the NRG Energy debt, the whole amount was classified as current at December 6, 2003 and December 31, 2002. On December 23, 2003, NRG Energy issued $1.25 billion in Second Priority Notes, due and payable on December 15, 2013. On the same date, NRG Energy also entered into a new credit facility for up to $1.45 billion. Proceeds of the December 23, 2003, Second Priority Note issuance and the new credit facility were used among other things, for repayment of secured debt held by the Company. The Company used proceeds of $254.7 million from a capital contribution from NRG Energy and payables to affiliates to pay the outstanding principal of $311 million and accrued interest of $2.5 million.

      The Agreement provided for a variable interest rate at either the higher of the Prime rate or the Federal Funds rate plus 0.5%, or the London Interbank Offered Rate (“LIBOR”) of interest. During the period from December 6, 2003 to December 31, 2003 and the period from January 1, 2003 to December 5, 2003, the weighted average interest rate for amounts outstanding under the Agreement was 4.375% and 4.506%, respectively. For the years ended December 31, 2002 and 2001, the weighted average interest rate was 3.30% and 4.56%, respectively. The Company was obligated to pay a commitment fee of 0.375% of the unused portion of the credit facility.

9.	Long-Term Contract

      On June 22, 2001, Mid Atlantic Gen purchased 1,081 megawatts (“MW”) of interests in power generation plants from a subsidiary of Conectiv. Other liabilities, in the purchase price allocation, included

INDIAN RIVER POWER LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

$144.4 million associated with out-of-market contracts. The $144.4 million of out-of-market contracts included $72.4 million of current liabilities and $72.0 million of noncurrent liabilities as of the date of acquisition. The $144.4 million was comprised of three out-of-market contracts, two of which were less than one year in duration from the acquisition date and the third contract was in effect through 2005. Upon the acquisition, the Company assumed the remaining obligations under these short-term and long-term power purchase agreements. The short-term agreements required the Company to provide 895 MW of electrical energy around the clock at specified prices through August 2001 and 130 MW through September 2001. The long-term agreement required the Company to deliver 500 MW of electrical energy around the clock at a specified price through 2005. The sales price of the contracted electricity was substantially lower than the fair value of that electricity on the merchant market at the date of the acquisition. The out of market contract liability was amortized into revenue based on the terms of the power purchase agreements and the related estimates for the respective monthly electricity selling prices as of the date of acquisition. Accordingly, the Company recognized $89.3 million and $55.0 million in revenues associated with the amortization of the long-term and short-term power purchase agreements, respectively, during the years ended December 31, 2002 and 2001.

      On November 8, 2002, Conectiv provided NRG Energy with a Notice of Termination of Transaction under the Master Power Purchase and Sale Agreement (“Master PPA”) dated June 21, 2001, to terminate the long-term power purchase agreement. As a result of the cancellation, the Company lost approximately $383 million in future contracted revenues that would have been provided under the terms of the contract. In conjunction with the terms of the Master PPA, the Company received from Conectiv a termination payment in the amount of $955,000 which was recorded as revenue in 2002. As a result of the contract termination in 2002, the remaining unamortized balance of $44.3 million was brought into income as revenue.

10.	Sales to Significant Customers

      During the period from December 6, 2003 to December 31, 2003, Atlantic City Electric, dba Conectiv, PJM Interconnections and Rockland Electric accounted for 45%, 39% and 16% of total revenues, respectively. During the period from January 1, 2003 to December 5, 2003, two customers accounted for 78% (Atlantic City Electric, dba Conectiv) and 13% (PJM Interconnnections) of total revenues. During 2002, one customer accounted for 95% (Atlantic City Electric, dba Conectiv) of total revenues. During 2001, one customer accounted for 45% (Conectiv) of total revenues. Such amounts include revenues from customers under contract with NRG Power Marketing, Inc.

11.	Related Party Transactions

      On June 22, 2001, the Company entered into power sales and agency agreements with NRG Power Marketing Inc. (“NRG Power Marketing”), a wholly owned subsidiary of NRG Energy. The agreement is effective until December 31, 2030. Under the agreement, NRG Power Marketing will (i) have the exclusive right to manage, market and sell all power not otherwise sold or committed to by the Company, (ii) procure and provide to the Company all fuel required to operate its facilities and (iii) market, sell and purchase all emission credits owned, earned or acquired by the Company. In addition, NRG Power Marketing will have the exclusive right and obligation to effect the direction of the power output from the facilities.

      Under the agreement, NRG Power Marketing pays to the Company gross receipts generated through sales, less costs incurred by NRG Power Marketing relative to its providing services (e.g. transmission and delivery costs, fuel cost, taxes, employee labor, contract services, etc.). The Company incurred no fees related to these power sales and agency agreements with NRG Power Marketing.

      On June 22, 2001, the Company entered into an operation and maintenance agreement with a subsidiary of NRG Operating Services, Inc. (“NRG Operating Services”), a wholly owned subsidiary of NRG Energy. The agreement is effective for five years, with the option to extend beyond five years. Under the agreement,

INDIAN RIVER POWER LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

the NRG Operating Services company operator operates and maintains its respective facility, including (i) coordinating fuel delivery, unloading and inventory, (ii) managing facility spare parts, (iii) meeting external performance standards for transmission of electricity, (iv) providing operating and maintenance consulting and (v) cooperating with and assisting in performing the obligations under agreements related to facilities.

      Under the agreement, the operator will be reimbursed for usual and customary costs related to providing the services including plant labor and other operating costs. A demobilization payment will be made if the subsidiary elects not to renew the agreement. There are also incentive fees and penalties based on performance under the approved operating budget, the heat rate and safety.

      For the period from December 6, 2003 to December 31, 2003, the Company incurred operating costs billed from NRG Operating Services totaling $2.9 million. During the period from January 1, 2003 to December 5, 2003, the Company incurred operating costs billed from NRG Operating Services totaling $43.0 million. For the years ended December 31, 2002 and 2001, the Company incurred operating costs billed from NRG operating services totaling $43 million and $12 million, respectively.

      On June 22, 2001, the Company entered into an agreement with NRG Energy for corporate support and services. The agreement is perpetual in term, unless terminated in writing. Under the agreement, NRG Energy will provide services, as requested, in areas such as human resources, accounting, finance, treasury, tax, office administration, information technology, engineering, construction management, environmental, legal and safety. Under the agreement, NRG Energy is paid for personnel time as well as out-of-pocket costs. These costs are reflected in general and administrative expenses in the statements of operations. During the period from December 6, 2003 to December 31, 2003, the Company incurred expenses of $746,000 under this agreement. During the period from January 1, 2003 to December 5, 2003, the Company incurred expenses of $165,000 under this agreement. For the years ended December 31, 2002 and 2001, the Company incurred expenses of $134,000 and $85,000, respectively, under this agreement.

12.	Commitments and Contingencies

Environmental Matters

      The Company is responsible for the costs associated with closure, post-closure care and monitoring of the ash landfill owned and operated by the Company on the site of the Indian River Generating Station. No material liabilities outside such costs are expected. In accordance with certain regulations established by the Delaware Department of Natural Resources and Environmental Control, the Company has established a fully funded trust fund to provide for financial assurance for the closure and post-closure related costs in the amount of $6.6 million. The amounts contained in this fund will be dispensed as authorized by the Delaware Department of Natural Resources and Environmental Control. This amount is recorded in other noncurrent assets on the balance sheet.

      The Company estimates that it will incur capital expenditures of approximately $14.7 million during the years 2004 through 2008 related to resolving environmental concerns at the Indian River Generating Station. These concerns include the expected closure of the existing ash landfill, the construction of a new ash landfill nearby, the addition of controls to reduce NOx emissions, fuel yard modifications and electrostatic precipitator refurbishments to reduce opacity.

Guarantees

      In November 2002, the FASB issued FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements

INDIAN RIVER POWER LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

are effective for financial statements of interim or annual periods ending after December 15, 2002. The interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The interpretation also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of the guarantee for the obligations the guarantor has undertaken in issuing the guarantee.

      In connection with push down accounting, all outstanding guarantees were considered new; accordingly, the Company applied the provisions of FIN 45 to all of those guarantees. Each guarantee was reviewed for the requirement to recognize a liability at inception.

      On December 23, 2003, the Company’s ultimate parent, NRG Energy, issued $1.25 billion of 8% Second Priority Notes, due and payable on December 15, 2013. On January 28, 2004, NRG Energy also issued $475.0 million of Second Priority Notes, under the same terms and indenture as its December 23, 2003 offering.

      NRG Energy’s payment obligations under the notes and all related Parity Lien Obligations are guaranteed on an unconditional basis by each of NRG Energy’s current and future restricted subsidiaries, of which the Company is one. The notes are jointly and severally guaranteed by each of the guarantors. The subsidiary guarantees of the notes are secured, on a second priority basis, equally and ratably with any future parity lien debt, by security interests in all of the assets of the guarantors, except certain excluded assets, subject to liens securing parity lien debt and other permitted prior liens.

      The Company’s obligations pursuant to its guarantees of the performance, equity and indebtedness obligations were as follows:

	Guarantee/
	Maximum		Expiration
	Exposure	Nature of Guarantee	Date	Triggering Event

	(In thousands
	of dollars)
Project/Subsidiary
NRG Energy Second Priority Notes due 2013	$1,753,000	Obligations under credit agreement	2013	Nonperformance

13.	Regulatory Issues

      On April 2, 2003, Reliant Resources, Inc. (“Reliant”) filed a compliant against the Pennsylvania, Jersey, Maryland Interconnector area (“PJM”) with Federal Energy Regulatory Commission (“FERC”) and suggested specific modifications to PJM’s price mitigation rules. On June 9, 2003, FERC rejected the Reliant modifications but required PJM to file a report to address the concerns of Reliant by September 30, 2003. The PJM market monitoring unit filed its compliance filing with FERC as required, but opted to continue its present mitigation practices. The present mitigation plan permits PJM to “cost-cap” the energy bids of certain generating facilities that were constructed prior to 1996. The cost capping method is based on a facility’s variable costs plus 10%. In addition, the PJM market monitoring unit filed to eliminate the exemption that units built after 1996 had from PJM’s mitigation measures. On May 6, 2004, FERC rejected the proposed extension of the cost capping mechanism to generating facilities built after 1996. In the order, the FERC approved the application of the cost-capping mitigation method for facilities built prior to 1996 and were cost capped less than 80% of the time the facilities operated. The FERC required that for facilities that are cost capped 80% or more of their operating hours, are needed for reliability, and are not recovering sufficient revenue to cover their costs, that PJM must provide alternative methods of compensation. The FERC noted that such alternative compensation could consist of market design changes such as a higher bid cap or reliability must run agreements. FERC required that PJM file such a proposal by November 6, 2004. At this

INDIAN RIVER POWER LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

time it is unclear how this ruling will impact the Company. The Company continues to monitor these activities for any potential adverse impact to the Company’s financial position or results of operations.

      On June 30, 2004, the PJM Interconnection made a proposal to the PJM membership to replace the existing capacity market with a new resource adequacy product. The new resource adequacy product would have three components: (1) the addition of a demand curve with the installed capacity (“ICAP”) obligation; (2) a location ICAP obligation, if necessary; and (3) additional compensation for fast start and flexible units, if necessary. This proposal would not be effective until at least June 2006.

14.	Income Taxes

      The Company is included in the consolidated tax return filings as a wholly owned indirect subsidiary of NRG Energy. Reflected in the financial statements and notes below are separate company federal and state tax provisions as if the Company had prepared separate filings. An income tax provision has been established on the accompanying financial statements as of the earliest period presented in order to reflect income taxes as if the Company filed its own tax return. The Company’s ultimate parent, NRG Energy, does not have a tax allocation agreement with its subsidiaries nor has it historically pushed down or allocated income taxes to non tax paying entities or entities such as the Company which are treated as disregarded entities for tax purposes. Because the Company is not a party to a tax sharing agreement, current tax expense (benefit) is recorded as a capital contribution from (distribution to) the Company’s parent. The cumulative effect of recording an income tax provision (benefit) and deferred taxes resulted in recording as of December 31, 2000, a net deferred tax liability of $46.0 million and a reduction to member’s equity of $46.0 million.

      The provision (benefit) for income taxes consists of the following:

	Reorganized
	Company	Predecessor Company

	For the	For the
	Period from	Period from
	December 6,	January 1,	For the Years Ended
	2003 to	2003 to	December 31,
	December 31,	December 5,
	2003	2003	2002	2001

	(In thousands of dollars)
Current
Federal	$—	$—	$—	$3,024
State	—	—	—	854

	—	—	—	3,878
Deferred
Federal	(841)	2,115	27,231	14,023
State	(237)	597	7,695	3,962

	(1,078)	2,712	34,926	17,985

Total income tax expense (benefit)	$(1,078)	$2,712	$34,926	$21,863

Effective tax rate	40.8%	40.8%	39.8%	40.9%

INDIAN RIVER POWER LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The pre-tax net (loss) income was as follows:

Reorganized
	Company	Predecessor Company

	For the	For the
	Period from	Period from
	December 6,	January 1,	For the Years Ended
	2003 to	2003 to	December 31,
	December 31,	December 5,
	2003	2003	2002	2001

(In thousands of dollars)
U.S.	$(2,640)	$6,640	$87,826	$53,520

      The components of the net deferred income tax liability were:

			Predecessor
	Reorganized Company		Company

	December 31,	December 6,	December 31,
	2003	2003	2002

	(In thousands of dollars)
Deferred tax liabilities
Property	$—	$—	$104,333
Emissions credits	23,501	23,501	—
Other	562	540	281

Total deferred tax liabilities	24,063	24,041	104,614
Deferred tax assets
Deferred compensation, accrued vacation and other reserves	—	—	117
Property	5,985	6,060	—
Asset retirement obligation	1,725	1,715	—
Domestic tax loss carryforwards	733	—	5,619
Other	432	—	—

Total deferred tax assets (before valuation allowance)	8,875	7,775	5,736
Valuation allowance	—	—	—

Net deferred tax assets	8,875	7,775	5,736

Net deferred tax liability	$15,188	$16,266	$98,878

      The net deferred tax liability (asset) consists of:

			Predecessor
	Reorganized Company		Company

	December 31,	December 6,	December 31,
	2003	2003	2002

	(In thousands of dollars)
Current deferred tax liability (asset)	$44	$44	$(117)
Noncurrent deferred tax liability	15,144	16,222	98,995

Net deferred tax liability	$15,188	$16,266	$98,878

INDIAN RIVER POWER LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The effective income tax rates of continuing operations differ from the statutory federal income tax rate of 35% as follows:

	Reorganized
	Company		Predecessor Company

	For the		For the
	Period from		Period from
	December 6,		January 1,		For the Years Ended
	2003 to		2003 to		December 31,
	December 31,		December 5,
	2003		2003		2002		2001

	(In thousands of dollars)
(Loss) income before taxes	$(2,640)		$6,640		$87,826		$53,520

Tax at 35%	(924)	35.0%	2,324	35.0%	30,739	35.0%	18,732	35.0%
State taxes (net of federal benefit)	(155)	5.8%	389	5.8%	5,002	5.7%	3,131	5.9%
Other	1	0.0%	(1)	0.0%	(815)	(0.9)%	—	0.0%

Income tax (benefit) expense	$(1,078)	40.8%	$2,712	40.8%	$34,926	39.8%	$21,863	40.9%

      Income tax expense for all periods reflect the federal and state tax and there are no special tax credits.